VERTEX PHARMACEUTICALS INCORPORATED
50 NORTHERN AVENUE • BOSTON, MA 02210-1862
TEL. 617-341-6100 • http://www.vrtx.com

FOIA Confidential Treatment Request
The entity requesting confidential treatment is
Vertex Pharmaceuticals Incorporated
50 Northern Avenue
Boston, MA 02210

Attn:	Michael J. LaCascia
Senior Vice President and General Counsel
February 7, 2017
Delivered via Overnight Mail

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4546
Washington, DC 20549

Attn:    Jim Rosenberg, Senior Assistant Chief Accountant

Re:    Vertex Pharmaceuticals Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 16, 2016
File No. 000-19319

Ladies and Gentlemen:

As a follow-up to the conversation with the staff (the “Staff”) of the Securities and Exchange Commission on January 27, 2017, Vertex Pharmaceuticals Incorporated (the “Company”) has prepared the following analysis to supplement its prior correspondence with the Staff and to provide clarifications with respect to the Company’s accounting for its licensing arrangement with Parion Sciences, Inc. (“Parion”). Specifically, the Company noted that the Staff was interested in further analysis with respect to:

1)
Does the License Agreement (as defined below) constitute a transfer of the Licensed Assets (as defined below) from Parion to the Company such that the Licensed Assets no longer represent an asset of Parion?

2)	How did the Company consider the License Agreement pursuant to ASC 810-10-25-55 in determining whether the License Agreement constituted a variable interest?

The Company also understands from the discussions with the Staff that they do not have any additional questions regarding the Company’s determination that Parion is a variable interest entity or its evaluation of the primary beneficiary criteria (power and benefits).

Securities and Exchange Commission
February 7, 2017

Background:

The Company entered into a strategic collaboration and license agreement (the “License Agreement”) with Parion pursuant to which the Company agreed to develop investigational ENaC inhibitors, including VX-371 (formerly P-1037) and VX-551 (formerly P-1055), for the potential treatment of cystic fibrosis and all other pulmonary diseases (the “Licensed Assets”). Through the License Agreement, the Company was provided the following contractual rights and agreed to the following obligations:

•
The Company obtained decision making control over the development of the Licensed Assets through the Company’s ability to control the joint steering committee (the “JSC”) established to make decisions with respect to the development of the Licensed Assets;

•	The Company became responsible for substantially all costs related to the development of the Licensed Assets;

•
The Company obtained the right to commercialize drug candidates that obtain marketing approval and to receive financial rewards from such commercialization, subject to the payment of royalties and milestones to Parion.

Does the License Agreement constitute a transfer of the Licensed Assets from Parion to the Company such that the Licensed Assets no longer represent an asset of Parion?

Confidential Treatment Requested by Vertex Pharmaceuticals Incorporated pursuant to Rule 83, Request #1
With respect to the accounting for the License Agreement, the Company first evaluated whether the License Agreement transferred the Licensed Assets from Parion to the Company. As part of the Company’s evaluation, the Company assessed whether the Licensed Assets continue to be an asset of Parion after the execution of the License Agreement, or if the execution of the License Agreement would result in Parion derecognizing the Licensed Assets. In doing so, the Company considered the following:

•
The legal form of the License Agreement is a license, not a purchase of assets or the assumption of liabilities. Parion retained legal title to the Licensed Assets. Neither the Company nor Parion have the ability to sell, assign or transfer the License Agreement to third parties without the consent of the other party.

•
The Company has the right to terminate the License Agreement in its entirety, upon 90 days written notice prior to marketing approval and 180 days written notice post marketing approval. Upon termination of the License Agreement, the Company’s license terminates and the rights under the License Agreement revert to Parion. [**].

•
Parion will participate in the future successful development of the Licensed Assets based on the milestone payments and future royalties upon commercialization, as identified in the License Agreement and further described in the Company’s comment letter response dated August 12, 2016 in response 6 and dated October 19, 2016 in response 1.

•	Parion participates in the JSC.

Securities and Exchange Commission
February 7, 2017

Based on Parion’s continuing involvement with the Licensed Assets, retention of title to the Licensed Assets and the termination rights as highlighted above, the Company does not believe that Parion would have derecognized, or sold, the Licensed Assets. Therefore, further analysis is required to determine whether the License Agreement constitutes a controlling financial interest in Parion pursuant to ASC 810. The conclusion that Parion did not sell the Licensed Assets is consistent with Parion’s December 31, 2015 audited financial statements, which reflect the License Agreement as a licensing arrangement.

The Company respectfully requests that the information contained in the above response that have been marked [**] be treated as confidential information and that the Commission provide timely notice to Michael J. LaCascia, the Company’s Senior Vice President and General Counsel, 50 Northern Avenue, Boston, Ma 02210, (617) 961-7018, before it permits any disclosure of the information in the above response.

How did the Company consider the License Agreement pursuant to ASC 810-10-25-55 in determining that the License Agreement constituted a variable interest?

Confidential Treatment Requested by Vertex Pharmaceuticals Incorporated pursuant to Rule 83, Request #2
As the Licensed Assets are assets of Parion, the Company evaluated whether the Company’s interest in these specific assets of Parion represented a variable interest in Parion as a whole as contemplated under ASC 810-10-25-55. In applying ASC 810, the Company considered the variability that Parion was designed to create and distribute and which interests absorb the variability that Parion was designed to distribute. The purpose and redesign of Parion was to advance the development and commercialization of the Licensed Assets by partnering with a company that is able to effectively develop and commercialize products for the treatment of cystic fibrosis and other pulmonary diseases. ASC 810-10-25-55 indicates that “A variable interest in specified assets of a VIE (such as a guarantee or subordinated residual interest) shall be deemed to be a variable interest in the VIE only if the fair value of the specified assets is more than half of the total fair value of the VIE's assets…”

Pursuant to the Company’s discussions with the Staff on January 27, 2017, the Company understands that the Staff believes that for the purposes of applying ASC 810-10-25-55, the cash payment made from the Company to Parion upon execution of the License Agreement should be included in the total assets of Parion. Based upon the Company’s analysis above, the Licensed Assets continue to represent an asset of Parion and therefore have been included in the analysis. The Company also included the fair value of other assets of Parion (as noted below).

The Company evaluated the License Agreement for inclusion in the fair value of Parion’s total assets. With respect to the License Agreement, the Company determined that the License Agreement was an executory contract entered into at market terms and therefore the fair value of the License Agreement was zero. Further, the Company considered whether the future contingent cash payments that Parion may receive from the Company separately represented an asset that should be included in the analysis. Because the payments are part of an executory contract and are not a separate unit of account but rather a component of the executory contract, those contingent future payments do not individually represent “an asset” of Parion. In arriving at this conclusion, the Company believes the unit of account for the assessment is the License Agreement, rather than the individual future contingent cash payments. The Company believes that the unit of account

Securities and Exchange Commission
February 7, 2017

(the License Agreement) should be respected much the same way as the unit of account for other executory contracts are respected for the purposes of analysis (e.g. derivative instruments such as swaps).

In addition, by analogy, the Company considered the guidance in ASC 805, which states that an asset or liability acquired through an executory contract is recognized only to the extent that the contract contains terms that are not equivalent to market terms (e.g., off-market terms). In this case, the Company determined that the economic terms of the License Agreement represent what a market participant would be willing to pay to acquire the Licensed Assets and therefore there were no off-market elements that needed to be recognized by Parion.

The following Table summarizes the total assets of Parion for the purposes of applying ASC 810-10-25-55:

Licensed Assets	$255.3 million
Cash	[**]
Other net assets	[**]
At market license Agreement with the Company	$0.0 million
Total FV of Parion’s net assets	[**]

Based on this analysis, approximately [**] of the fair value of Parion’s total assets was attributed to the Licensed Assets. Since the License Agreement represents a variable interest in specified assets (the Licensed Assets) and the Licensed Assets represent more than half of the total fair value of Parion’s total assets, the Company deemed that the License Agreement is a variable interest in Parion as a whole.

Upon determination that the Company had a variable interest in Parion, the Company applied the Variable Interest sections of ASC 810 and as previously described to the Staff concluded that Parion was a variable interest entity and that the Company is the primary beneficiary of Parion pursuant to ASC 810-10-25-38(a) since the Company has the (i) power to direct activities of Parion that most significantly impact Parion’s economic performance and (ii) the obligation to absorb losses of or the right to receive benefits of Parion that could potentially be significant to Parion.

The Company respectfully requests that the information contained in the above response that have been marked [**] be treated as confidential information and that the Commission provide timely notice to Michael J. LaCascia, the Company’s Senior Vice President and General Counsel, 50 Northern Avenue, Boston, Ma 02210, (617) 961-7018, before it permits any disclosure of the information in the above response.

Other Considerations:

While not determinative, the Company also considered other analogous circumstances to corroborate its conclusion that the License Agreement constituted a variable interest:

Leasing Arrangements

Securities and Exchange Commission
February 7, 2017

The Company observes that a license arrangement is similar to a lease in that it is an executory contract that conveys a rights with respect to the use of underlying assets of an entity. The variable interest model provides a specific exception for leases, otherwise a lessee commonly would have to evaluate the counterparty to an operating lease for potential consolidation. This may have potentially been in conflict with lease accounting in certain common structures. This exception does not extend to other executory contracts and as such the License Agreement should be evaluated to determine whether it is a variable interest.

However the Company notes that if one were to analogize to a leasing exception and argue that an executory contract should be scoped out, while the executory contact would be not be a variable interest (via analogy), the upfront payment would be viewed as a “prepayment”.  Such prepayments are akin to a loan and as such would be a variable interest in the variable interest entity.

Derivative Contracts

The Company also notes that a derivative contract is an executory contract that one must evaluate to determine whether the underlying contract constitutes a variable interest in an entity. While plain vanilla derivative contracts typically are deemed to be creators of variability and therefore would not constitute a variable interest, an executory contract for all (or substantially all) of an entity’s assets would be similar to a total return contract. Total return swaps are variable interests because they by design absorb the variability that the entity creates and passes on to its variable interest holders.

Basis for Conclusions of FIN 46(R) – Interests in Specified Assets

While the consolidation model in ASC 810 has been the subject of several revisions over the past several years, the guidance on evaluating whether an interest in specified assets constitutes a variable interest in an entity as a whole has not been the subject of any of the amendments and traces back to the model in FIN 46(R).

The Basis for Conclusions for FIN 46(R) (the “Basis”) notes that the FASB Board members discussed the concept of whether an interest in specified assets constitutes a variable interest in an entity as a whole. In those discussions, some Board members believed that any variable interest in specified assets is a variable interest in the entity as a whole regardless of the significance of those assets. Others believed that the concept should only be applied when substantially all of the entity’s assets. Ultimately the Board compromised at the 50% threshold.

Further the Basis notes that the “majority requirement is intended to prevent a transferor from avoiding the consolidation requirements by finding or creating a variable interest entity that commingles its transferred assets with a relative few unrelated assets.”

____________________________________________________________________________________
The Company acknowledges that:
1)     the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

Securities and Exchange Commission
February 7, 2017

3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (617) 961-5171 or Caroline Wishart at (617) 341-6864 if you have any questions or concerns with respect to this matter.

Very truly yours,

/s/ Paul Silva

Paul Silva
Senior Vice President and Corporate Controller (Principal Accounting Officer)